VIA EDGAR
July 9, 2012
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Dana Brown

 Re:        Benihana Inc. Withdrawal of Amendment No. 1 to
Registration Statement on Form S-3 (Registration No. 333-163317)

Dear Mr. Brown:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Benihana Inc. (the “Company”) hereby respectfully requests the withdrawal of its Amendment No. 1, filed on June 14, 2012 (the “Amendment”), to the Registration Statement on Form S-3, filed on November 24, 2009 (the “Registration Statement”).

The Company requests that the Amendment be withdrawn as the Amendment was referred to as a post-effective amendment and the Registration Statement had not been declared effective. The Company confirms that no securities have been offered or sold under the Registration Statement or the Amendment.

Should you have any questions regarding this matter, please call our attorney, Gary J. Simon of Hughes Hubbard & Reed LLP, at (212) 837-6770.

Very truly yours,

By:	/s/ Cristina Mendoza
Name: Cristina Mendoza
Title: General Counsel